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                               June 23, 2020

       Ming Zhang
       Chief Executive Officer
       Greencity Acquisition Corporation
       100 Park Avenue
       16th Floor
       New York, NY 10017

                                                        Re: Greencity
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 19, 2020
                                                            File No. 333-239292

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Enforcement of Civil Liabilities, page 129

   1. To the extent applicable, please include disclosure related to any new restrictions on the ability to bring
actions under Article 177 of the new amendments to the Chinese securities laws that took effect
on March 1, 2020. Your expanded disclosure should specifically address the limitations
and obstacles to enforcement actions by the Department of Justice, the SEC and other
authorities on obtaining information for investigation and litigation.
                                                        Please also add a risk
factor that addresses the limitations on the ability of U.S. regulators to conduct
investigations and inspections within China and the risk U.S. security holders could face in bringing
an original action in foreign courts to enforce liabilities based on the U.S. federal
securities laws against your officers.
 Ming Zhang
Greencity Acquisition Corporation
June 23, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameMing Zhang
                                                           Division of
Corporation Finance
Comapany NameGreencity Acquisition Corporation
                                                           Office of
Manufacturing
June 23, 2020 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName